BCE Emergis

02034856

June 6, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Interim MD&A for the period ended March 31, 2002;
2. Interim Financial Statements for the period ended March 31, 2002;
3. Material Change Report dated April 15, 2002;
4. Press release dated May 1, 2002;
5. Press releases dated May 3, 2002;
6. Press release dated May 14, 2002; and
7. Renewal Annual Information Form dated May 15, 2002.

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH, D.C. 165 SECTION

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Very truly yours,

[signature]

dlw 6/17

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

BCE Emergis

June 6, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Interim MD&A for the period ended March 31, 2002;
2. Interim Financial Statements for the period ended March 31, 2002;
3. Material Change Report dated April 15, 2002;
4. Press release dated May 1, 2002;
5. Press releases dated May 3, 2002;
6. Press release dated May 14, 2002; and
7. Renewal Annual Information Form dated May 15, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

82-5206

BCE Emergis

Quarterly Report to Shareholders

First Quarter 2002

BCE Emergis Posts First Quarter Results

- In line with previously announced targets

Montreal, April 23, 2002 – BCE Emergis Inc.(TSE:IFM), a leading provider of e-Business services, today announced its results for the first quarter of fiscal 2002.

Revenue for the first quarter ended March 31, 2002 totaled $132.0 million, compared to $143.3 million for the corresponding quarter of 2001. EBITDA* loss amounted to $20.5 million for the quarter, compared to a positive EBITDA* of $26.3 million a year earlier. Net loss for the quarter came in at $27.9 million, or $0.28 per share, compared to a loss of $115.0 million, or $1.23 per share for the same period last year. The prior year's quarter net loss figure includes goodwill amortization of $90.3 million, no goodwill amortization was recorded in the first quarter of this year, due to new accounting standards. Cash and temporary cash investments at the end of the quarter totaled $145.2 million.

"These results are in line with the guidance issued last month. We are focusing on key initiatives that we feel have significant revenue growth and earnings potential and have undertaken broad cost-reduction measures that will strengthen the Company as we move forward. I am confident that, excluding the effect of the cost-reductions, we will be EBITDA and net earnings positive by the end of the second quarter," said Brian Edwards, Vice Chairman and CEO of BCE Emergis.

Additional financial information

For the first quarter ended March 31, 2002:

- Recurring revenue for the quarter stood at $122.1 million or 92% of total revenue, compared to 81% and 75% in the first and fourth quarters last year, respectively. All business units contributed to the $5.9 million increase in recurring revenue over the previous quarter.

- Non-recurring revenue fell to $9.9 million, compared to $27.1 million in the first quarter last year and $44.9 million in the fourth quarter of 2001. This decline was due to uncertain business conditions, merger activities, and the reluctance of customers to commit to large projects.
- The business units recorded revenue as follows:
  - The eHealth business unit registered $67.3 million, compared to $70.3 million in the 1st quarter of 2001. This was primarily due to a decrease in non-recurring professional services revenue. In the fourth quarter of 2001, recorded revenue was $83.0 million
  - The Canadian business unit reached $60.2 million, compared to $66.0 million in the 1st quarter of 2001. This was largely due to reduced levels of non-recurring revenue from license fees and professional services. Revenue in the fourth quarter of last year was $82.7 million.
  - The U.S. business unit came in at $4.5 million, compared to $7.0 million in the previous year. This reduced level stems from lower initial license fees recorded in the most recent quarter. Revenue in the last quarter of 2001 totaled $15.7 million.
- U.S.-sourced revenue was $53.7 million compared to $55.2 million and $70.6 million in the first and fourth quarters of last year. From a percentage perspective, revenue from the U.S. increased from 39% for both quarters in 2001 to 41% in the first three months of 2002.
- Related party revenue stood at $38.9 million, compared to $41.3 million in the *corresponding quarter last year and $76.6 million in the fourth quarter last year.*
- Gross margin was at the 75.4 % level, compared to 77.6% and 77.0% in the first and fourth quarters of 2001, respectively. The decline was directly due a lower level of non-recurring revenue.
- The major improvement in net loss over the corresponding quarter of 2001 is attributable to the fact that last year's first quarter loss included goodwill amortization in the amount of $90.3 million, an amount not included in this year's results, owing to new accounting standards.
- Operations used cash flow of $29.1 million, compared to the $14.6 million used in the corresponding quarter in 2001. In the last quarter of 2001, operations generated $62.9 million in cash.
- Accounts receivable, on a trailing 12-month average, stood at 54 days outstanding for the quarter, compared to the 48 days at year-end and 53 days at the end of the first quarter in 2001.

Subsequent events

BCE Emergis acquired Admar Corporation's Preferred Provider Organisation network (MedNetwork) and its utilization management services (Health Watch) from the Principal Life Insurance Company on April 1, 2002. The purchase price was approximately US$3.0 million, US$1.25 million of which was paid at closing and the balance to be paid on December 31,

2002, subject to certain conditions. Among other things, this acquisition affords Emergis broader provider network reach in California, New Mexico, Arizona, Texas, Illinois and Nevada.

Also, the Company acquired the bill presentment initiative called *e-route* from its six financial institution shareholders. The acquisition amounted to $6.9 million in cash and $19.5 million in assumed liabilities owed to Emergis for a total consideration of $26.4 million. The bill presentment service will benefit from a more focused effort to build the biller community, the financial institutions' commitment to drive adoption among their customers and simplified governance.

Update on the cost-reduction plan

As announced on April 5, 2002, the Company undertook a cost reduction plan, several items of which have already been completed.

- In terms of headcount, 176 employees and 22 consultants have left the Company; 358 people are scheduled to leave in the coming months as customer project milestones are met; 191 people remain with business services that are targeted for divestiture or closure.

Business outlook

For the second quarter the Company is targeting between $135 million and $145 million in total revenue; between $9 million and $16 million in EBITDA; and between $0.00 and $0.04 in net earnings per share before restructuring and one-time charges. Divestitures are not expected to have a material impact in the second quarter. The previously-issued guidance for 2002 and corporate objectives for 2003 remain in place.

Edwards stated, "As we rapidly move to align our expenses with our recurring revenue base, there will be far less volatility in our future results. Our challenge is to seize the opportunity afforded us by our key initiatives in presentment, payment and claims processing and to increase our recurring base through our strong banking and health insurance customers and distribution partners. By having the individual business units focusing solely on our existing clients and a new business development group on signing and adding new major clients to our base, I believe we will accomplish both our short and long-term targets."

The Company is also reviewing its goodwill in light of the new accounting standards. Any impairment which could stem from the adoption of these new standards will be charged to opening retained earnings in the second quarter, thereby having no effect on either EBITDA or net earnings.

*N.B: *EBITDA used in this press release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses. No reconciliation is provided in the Interim Consolidated Statement of Earnings.*

BCE Emergis is a premier eBusiness service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 300 composite index.

This quarterly report contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS QUARTERLY REPORT REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 23, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

BCE Emergis

Consolidated Statements of Earnings

(millions of dollars, except loss per share and number of shares)	For the three month period ended March 31, 2002 (unaudited)	For the three month period ended March 31, 2001 (unaudited)
Revenue	132.0	143.3
Direct costs	32.5	32.1
Gross margin	99.5	111.2
Expenses		
Operations	50.9	41.4
Sales and marketing	22.0	16.6
Research and development	27.4	11.1
General and administrative	19.7	15.8
	120.0	84.9
Earnings (loss) before under-noted items	(20.5)	26.3
Depreciation	15.5	9.3
Amortization of intangibles (note 1)	7.3	101.2
Interest income	(0.8)	(1.6)
Interest on long-term debt	1.1	3.5
Accretion on convertible debenture due to parent, related to the option	-	3.5
Writedown of marketable securities and other assets	-	22.4
Other	0.3	(2.1)
Net loss before income taxes	(43.9)	(109.9)
Income taxes		
Current	2.8	4.2
Future	(18.8)	0.9
Net Loss	(27.9)	(115.0)
Basic and diluted loss per share ($) (note 2)	(0.28)	(1.23)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	101,341,474	93,785,174

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Consolidated Statements of Deficit

(millions of dollars)	As at March 31, 2002 (unaudited)	As at March 31, 2001 (unaudited)
Deficit - beginning of period	(786.4)	(372.0)
Net loss	(27.9)	(115.0)
Deficit - end of period	(814.3)	(487.0)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of dollars)	As at March 31, 2002	As at December 31, 2001
	(unaudited)	(audited)
ASSETS		
Current		
Cash and temporary cash investments	145.2	183.3
Marketable securities (market value $0.8M as at March 31, 2002 and $3.1M as at December 31, 2001)	0.7	1.9
Accounts receivable	96.4	98.6
Future income taxes	5.6	5.6
Other	13.6	9.6
	261.5	299.0
Capital assets	156.2	172.1
Goodwill, net	477.0	477.2
Future income taxes	89.7	68.7
Other assets	87.1	89.9
	1,071.5	1,106.9
LIABILITIES		
Current		
Accounts payable and accrued liabilities	98.6	100.2
Deferred revenue	11.7	12.3
Deferred credits	9.0	12.0
Long-term debt	28.5	28.7
	147.8	153.2
Deferred credits	1.8	1.9
Long-term debt	34.3	36.9
	183.9	192.0
SHAREHOLDERS' EQUITY (Note 3)		
Capital stock	1,596.4	1,596.0
Contributed surplus	46.2	46.2
Deficit	(814.3)	(786.4)
Foreign currency translation adjustment	59.3	59.1
	887.6	914.9
	1,071.5	1,106.9

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of dollars)	For the three month period ended March 31, 2002 (unaudited)	For the three month period ended March 31, 2001 (unaudited)
Operating activities		
Net loss	(27.9)	(115.0)
Depreciation and amortization	22.8	110.5
Accretion on convertible debenture due to parent, related to the option	-	3.5
Writedown of marketable securities and other assets	-	22.4
Future income taxes	(18.8)	0.9
Other	0.8	(0.3)
Changes in working capital	(6.0)	(36.6)
Cash flows used from operating activities	(29.1)	(14.6)
Investing activities		
Additions to capital assets	(5.1)	(2.7)
Acquisitions	(0.7)	(1.5)
Proceeds on sale of marketable securities	2.1	-
Loan receivable	0.3	-
Settlement of note payable to former majority shareholder of UP&UP	-	(1.5)
Cash flows used for investing activities	(3.4)	(5.7)
Financing activities		
Repayment of long-term debt	(6.0)	(5.6)
Issue of common shares	0.4	3.0
Cash flows used for financing activities	(5.6)	(2.6)
Foreign exchange gain on cash held in foreign currencies	-	0.3
Cash and cash equivalents		
Decrease	(38.1)	(22.6)
Balance, beginning of period	183.3	92.2
Balance, end of period	145.2	69.6
Supplemental disclosure of cash flow information		
Interest paid	1.1	1.0
Income taxes paid	4.3	1.9

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2002
(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001 except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report.

1. Summary of Significant Accounting Policies

Business Combinations/Goodwill and Other Intangible Assets

The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Management is currently evaluating the impact of the adoption of the new standards, which could result in an impairment charge, and will have completed the assessment of the quantitative impact on its financial statements by June 30, 2002.

This section also requires that a reconciliation of net loss excluding the impact of goodwill amortization be disclosed.

	For the three month period ended	
	March 31, 2002	*March 31, 2001*
Net loss, as reported	(27.9)	(115.0)
Goodwill amortization expense, net of tax	-	90.3
Net loss, adjusted	(27.9)	(24.7)
Adjusted basic and diluted loss per share ($)	(0.28)	(0.26)

Foreign Currency Translation

The CICA issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments are required to be applied retroactively with restatement of prior periods. The adoption of the amended standard had no significant impact on the financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2002
(In millions of Canadian dollars except share data) (unaudited)

1. Summary of Significant Accounting Policies (continued)

Stock-based Compensation

The Company also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of the Company's commons shares at the date of grant over the amount an employee must pay to acquire the common shares.

Had compensation cost for the Company's stock-based employee compensation plans been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma net loss, and basic and diluted loss per share would have amounted to $28.3 million, and $0.28, respectively for the three month period ended March 31, 2002. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $33.98 per stock option for the 247,500 stock options granted during 2002, as calculated using the Black-Scholes option pricing model assuming a risk-free rate of 4.35%, a dividend yield of 0%, an expected volatility of 92.1% and expected lives of the stock options of 4 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

2. Net loss per share

	For the three month period ended					
	March 31, 2002			*March 31, 2001*		
	$ Net loss (numerator)	*Number of shares (denominator)*	*$ Per share amount*	*$ Net loss (numerator)*	*Number of shares (denominator)*	*$ Per share amount*
Net loss attributable to common shareholders	(27.9)	101,341,474	(0.28)	(115.0)	93,785,174	(1.23)

For the above-mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of dilutive net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	For the three month period ended	
	March 31, 2002	*March 31, 2001*
	Number of Shares	*Number of Shares*
Convertible debenture due to parent	-	1,989,389
Options	4,968,426	3,977,376
Warrants	1,650,000	1,650,000
Common shares to be issued related to acquisitions	6,201,480	2,137,353

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2002
(In millions of Canadian dollars except share data) (unaudited)

3. Equity Components

The stated capital stock as at March 31, 2002 is detailed as follows:

	Number	$ Millions
Balance beginning of period	101,308,517	1,596.0
Issue of common shares (a)	67,873	0.7
Share issue costs	-	(0.3)
	101,376,390	1596.4
Contributed Surplus		46.2

(a) 67,873 stock options were exercised to purchase 67,873 common shares for cash consideration of $ 665,086.

Stock option plans:

Stock option plans for common shares at prices ranging from $0.44 to $172.80 per share and expiry dates up to 2010.	4,968,426 options

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2002

(In millions of Canadian dollars except share data) (unaudited)

4. Operating Segment Information

The Company focuses its activities in three business units (eHealth Solutions Group, BCE Emergis - Canada, and BCE-Emergis U.S.A.), offering a full suite of products to companies in transaction-intensive, eHealth and financial services sectors. The following table shows the activities of each of the three business units:

For the three-month period ended

$ Millions	e-Health Solutions Group Business Unit		BCE Emergis - Canada Business Unit		BCE Emergis - U.S.A Business Unit		Total	
	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001
Revenues	67.3	70.3	60.2	66.0	4.5	7.0	132.0	143.3
Direct Costs	8.8	10.8	22.7	21.1	1.0	0.2	32.5	32.1
Gross Margin	58.5	59.5	37.5	44.9	3.5	6.8	99.5	111.2

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision making purposes.

Geographic information

The following table sets out certain geographical information relative to the Company which differs from the business units of the Company:

Revenue $ Millions	For the three month period ended March 31, 2002	For the three month period ended March 31, 2001
Canada	78.3	88.0
United States	53.7	55.2
Other	-	0.1
	132.0	143.3

(In millions of Canadian dollars except share data) (unaudited)

5. Related Party Information

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

$ Millions	*For the three month period ended March 31, 2002*	*For the three month period ended March 31, 2001*
Revenue [a]	38.9	41.3
Direct costs	23.5	12.4
Expenses	15.2	16.9
Interest expense on convertible debenture due to parent	-	2.3

(a) Includes services for resale to third parties and for internal use.

The balance sheet includes the following balances with BCE Inc., the parent company, and other companies in the BCE group subject to common control:

$ Millions	*As at March 31, 2002*	*As at Dec. 31, 2001*
Accounts receivable	27.7	23.0
Accounts payable and accrued liabilities	32.6	17.8
Long term debt	0.8	1.1

(In millions of Canadian dollars except share data) (unaudited)

6. Warrants

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company. The following table summarizes warrant activity:

	March 31, 2002		
	Number of Warrants Outstanding (1)	Number of Warrants Exercisable (1)	Exercise price of Warrants Exercisable
			($)
Outstanding – beginning of Period	1,650,000	550,000	$59.20
Warrants (2)	-	11,675	$25.50
Outstanding – end of period	1,650,000	561,675	$58.49

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.
(2) The warrants that became exercisable in the period were granted to a company in which BCE Emergis has an investment accounted for as a portfolio investment.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at this time and expire five years thereafter. No amount has been recorded in the financial statements as a result of these arrangements.

7. Subsequent Events

Business realignment plan and cost reduction program

In April 2002, the Company announced its plan to focus on key growth areas, drive recurring revenue growth, and streamline its service offerings and operating costs. The plan included the identification of non-core services which the Company plans to exit and an overall reduction of personnel.

As a result of this plan, the Company will incur a restructuring charge during the three month period ending June 30, 2002. The Company is currently evaluating the financial impact of this plan.

Acquisition of Admar

In April, 2002, the Company acquired the outstanding common shares of Admar Group Inc.(Admar), a wholly owned subsidiary of the Principal Financial Group Inc. for $3.0 million USD. The acquisition was for Admar's preferred provider organization network services and utilization management services. Pursuant to the Stock Purchase Agreement, $1.25 million USD was paid at closing and the balance will be paid on December 31, 2002 subject to certain conditions.

Acquisition of e-route

In April, 2002, the Company acquired the outstanding common shares of e-route inc. for $26.4 million; $6.9 million in cash and $19.5 million in assumed liabilities owed to the Company. e-route was owned by six of Canada's leading financial institutions and is involved in the creation of new services for their on-line banking customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations Three-month period ended March 31, 2002

Management's discussion and analysis provides a review of the performance of our company and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the first quarter of 2002 and 2001, the MD&A, and the consolidated financial statements and notes thereto in the 2001 annual report. The risk factors set out in the MD&A in the 2001 annual report are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

Highlights

Consolidated Statements of Earnings

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

- 8% decrease in total revenue; recurring revenue increased by 5% and non-recurring revenue decreased by 63%,
- 92% of revenue was recurring compared to 81% in 2001,
- 41% of total revenue was U.S. sourced revenue, up from 39% in 2001,
- Percentage of related party revenue virtually unchanged at 29%,
- "Earnings before under-noted items" drop from $26.3 million in 2001 to negative $20.5 million in 2002.

Consolidated Balance Sheets

March 31, 2002 compared to December 31, 2001:

- $38.1 million decrease in cash.

Consolidated Statements of Cash Flows

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001:

- $14.5 million increase in cash flows used for operating activities.

Revenue

Total revenue decreased by $11.3 million for the three-month period ended March 31, 2002 compared to the corresponding period in 2001 owing to a decrease in non-recurring revenue.

	2002 $ Millions			*% of total*	*2001 $ Millions*			*% of total*
	Recurring	*Non-recurring*	*Total*		*Recurring*	*Non-recurring*	*Total*	
eHealth	65.4	1.9	67.3	51.0	63.8	6.5	70.3	49.1
Canada	53.8	6.4	60.2	45.6	51.0	15.0	66.0	46.0
U.S.A.	2.9	1.6	4.5	3.4	1.4	5.6	7.0	4.9
	122.1	9.9	132.0	100.0	116.2	27.1	143.3	100.0

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Recurring / Non-Recurring Revenue

Recurring revenue for the current period totalled $122.1 million, or 92% of total revenue compared to $116.2 million, or 81% of total revenue for the corresponding period in 2001. All three business units contributed to the dollar increase of $5.9 million in recurring revenue for the period.

Non-recurring revenue fell to $9.9 million during the current period from $27.1 million in the corresponding period in 2001. The decrease in non-recurring revenue of $17.2 million is due mainly to the lower professional services fees and initial licenses fees recorded in 2002. This was due to the uncertain business environment leading to a more cautious approach by customers to undertaking new initiatives, merger activities and the difficulty in signing large projects.

On March 21, 2002, we announced that first quarter 2002 non-recurring revenue had not materialized and therefore expected lower revenue, a "loss before under-noted items" and a net loss for the quarter.

On April 5, 2002, we announced a plan to focus on key growth areas, drive recurring revenue growth and streamline our service offerings and operating costs. As a result, we will actively seek to increase penetration in three growth areas: bill presentment services, payment solutions and claims processing.

Our reliance on non-recurring revenue will significantly decrease as we will strive to further strengthen our existing customer relationships with the objective of driving the adoption of our solutions down through them to their business accounts which should drive additional recurring revenue.

Related Party Revenue

Related party revenue from the Bell Canada family for the current period totalled $38.9 million, a decrease of $2.4 million from the corresponding period in 2001. $5.8 million of this amount was related to internal use and to the development of products for resale ($2.9 million in 2001).

This net decrease is mainly due to the net effect of the extended exclusive distribution agreement announced in October 2001 with Bell Canada offset by increased fees recorded during the current period related to the security application services and network-centric services.

Business Units

All three business units generated lower revenues during the current three-month period compared to the corresponding period in 2001.

eHealth Solutions Group

This unit had revenues of $67.3 million, or 51.0% of total revenue during the current period compared to $70.3 million, or 49.1% of total revenue for the corresponding period in 2001. Of this total, $65.4 million was of a recurring nature for the current period, compared to $63.8 million for the corresponding period in 2001.

This slight increase was due to the acquisition of Associates for Health Care, Inc. (AHC) in June, 2001 offset by a revenue decrease due in part to a drop in claims volume compared with last year. The net decrease in our overall revenue for this unit is due to a decrease in non-recurring professional services revenue in the current period.

BCE Emergis – Canada

This unit's overall revenue decreased by $5.8 million: from $66.0 million in the three-month period ending March 31, 2001 to $60.2 million in the current three-month period.

Recurring revenue increased by almost 6%. This increase was mainly attributable to our services related to ePayment and e-procurement. Non-recurring revenue decreased by 57% and this decrease explains the overall drop in revenue for this unit. This decrease is due largely to lower revenue related to license fees and professional services fees.

BCE Emergis – U.S.A.

Recurring revenue for this business unit more than doubled during the current period compared to 2001. This increase is due mainly to our e-Invoicing solutions and electronic mortgage services.

The non-recurring portion of this unit's revenue decreased by 71% from 2001 due to lower initial license fees recorded in 2002. This decrease is the reason for the overall decrease in total revenue for this unit.

Direct costs

	Three month period ended March 31			
	2002		***2001***	
Direct costs	***$ Millions***	***% of revenue***	***$ Millions***	***% of revenue***
eHealth Solutions Group	8.8	6.7	10.8	7.6
BCE Emergis – Canada	22.7	17.2	21.1	14.7
BCE Emergis – U.S.A.	1.0	0.7	0.2	0.1
	32.5	24.6	32.1	22.4

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

The dollar amount of our direct costs remained relatively flat in the current period when compared to the corresponding period in 2001.

Direct costs as a percentage of revenue increased during the current period, due mainly to the drop in our non-recurring revenue, which do not generate significant direct costs.

Gross margin

	Three month period ended March 31			
	2002		2001	
Gross margin	***$ Millions***	***Gross margin %***	***$ Millions***	***Gross margin %***
eHealth Solutions Group	58.5	86.9	59.5	84.6
BCE Emergis – Canada	37.5	62.3	44.9	68.0
BCE Emergis – U.S.A.	3.5	77.7	6.8	97.1
	99.5	75.4	111.2	77.6

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

With the exception of our eHealth Solutions Group unit, the decrease in dollars and gross margin percentage between the two periods is directly due to the drop in our non-recurring revenue. The increased gross margin percentage of our eHealth Solutions Group is due mainly to the acquisition of AHC.

Expenses

	Three month period ended March 31			
	2002		2001	
Expenses	***$ Millions***	***% of revenue***	***$ Millions***	***% of revenue***
Operations	50.9	38.5	41.4	28.9
Sales & Marketing	22.0	16.7	16.6	11.6
Research & Development	27.4	20.8	11.1	7.7
General & Administrative	19.7	14.9	15.8	11.0
Total Expenses	120.0	90.9	84.9	59.2
Headcount	2,498		2,178	

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Increases in our expenses in terms of dollars and percentage of revenue are primarily due to an increase in headcount and consultants, in particular in our research and development group.

On April 5, 2002, we announced a plan to streamline our service offerings and reduce our operating cost structure which includes an overall reduction in personnel (including consultants) of approximately 550 people. This reduction in our operating cost structure will reduce our expenses and is expected to result in a positive *"earnings before under-noted items"* margin for 2002, before any charges relating to our business realignment plan and cost reduction program.

We also expect to record a restructuring change during the three-month period ended June 30, 2002 related to this plan.

Depreciation

	Three-month period ended March 31	
	$ Millions	$ Millions
	2002	2001
Depreciation	15.5	9.3

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Depreciation expense increased by $6.2 million, or 67% during the current period when compared to the three-month period ended March 31, 2001.

This increase is mainly due to our total 2001 acquisitions of capital assets in the amount of $80.1 million (which included $23.1 million of financed acquisitions).

Amortization of intangibles

	Three-month period ended March 31	
	$ Millions	$ Millions
	2002	2001
Amortization of intangibles	7.3	101.2

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

The amortization of our intangibles decreased by $93.9 million. This decrease is due almost entirely to the fact that goodwill is no longer being amortized in accordance with the new accounting standards as discussed in note 1 to our interim consolidated financial statements for the current period.

Interest

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Interest Income
Although our cash balance increased from $69.6 million at March 31, 2001 to $145.2 million as at March 31, 2002, interest rates have decreased thereby explaining the majority of the $0.8 million decrease.

Interest expense
The decrease in our interest expense between the three-month periods ending March 31, 2002 and March 31, 2001 in the amount of $2.4 million is due to the fact that the convertible debenture due to our parent in the amount of $150.0 million was repaid in full in 2001. As a result, there was no interest expense related to the convertible debenture in 2002 whereas an amount of $2.4 million was recorded in 2001 related to the convertible debenture.

Accretion
The expense related to the accretion on the convertible debenture was eliminated as a result of the repayment of the convertible debenture in 2001. No expense was thus recorded in the current period.

Income taxes

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

The decrease in our tax provision between the two periods in the amount of $21.1 million is mainly attributable to the non-deductible portion of the amortization of intangibles, which constituted a significant component of the *net loss before income taxes* in the three-month period ended March 31, 2001.

Net loss

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Our net loss decreased by $87.1 million from a loss of $115.0 million in 2001 to a loss of $27.9 million in 2002. The decrease in the net loss is explained by the following factors:

	$ Millions	
Non-cash	93.9	Decrease in amortization of intangibles
	22.4	Write-down of marketable securities and other assets in 2001
	19.7	Increase in the recovery of future income taxes
	3.5	Accretion on the convertible debenture in 2001
	139.5	
Cash	1.6	Net decrease in interest expense
	1.4	Decrease in current income taxes
	3.0	
Sub-total	142.5	

These decreases were offset by:

	$ Millions	
Cash	46.8	Decrease in our earnings before under noted items.
	2.4	Increase in other expenses
	49.2	
Non-cash	6.2	Increase in depreciation
Sub-total	55.4	
Total	87.1	Decrease in net loss

Liquidity and capital resources

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

On March 31, 2002, we had $145.2 million in cash and temporary cash investments. Our current working capital ratio is 1.8. We believe that we will be able to meet our anticipated cash requirements for 2002 with our current funds as well as through internally generated funds from operations and borrowings under existing credit facilities. As at December 31, 2001, we had $183.3 million of cash and temporary cash investments and a working capital ratio of 2.0.

Our cash position is explained as follows:

	Three-month period ended March 31	
	$ Millions	$ Millions
	2002	2001
Cash flows used for operating activities	29.1	14.6
Cash flows used for investing activities	3.4	5.7
Cash flows used for financing activities	5.6	2.6
Other	-	0.3
Decrease in cash position	38.1	22.6

Three-month period ended March 31, 2002 compared to three-month period ended March 31, 2001.

Compared to the corresponding period last year, the use of $29.1 million of cash flows from our operations in the current period was due primarily to our loss from operations in the amount of $20.5 million.

Cash flows used for investing activities decreased by $2.3 million. This decrease was the net result of several factors. Although our capital asset acquisitions increased by $2.4 million, we generated proceeds from the sale of our marketable securities in the amount of $2.1 million during the current period. In the corresponding period last year, we also paid $1.5 million to a former shareholder of an acquired company.

Cash flows used for financing activities increased by $3.0 million due mostly to a $2.6 million decrease in our issuance of common shares during the current period.

Accounting changes

Effective January 1, 2002, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets. The standards require that a transitional impairment test be performed on goodwill and intangible assets with an indefinite life, whereby any resulting impairment will be charged to opening retained earnings. We are currently evaluating the impact of the transitional impairment test which could result in an impairment charge. We will have completed the assessment of the quantitative impact on our financial statements by June 30, 2002.

Effective January 1, 2002, we adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. The adoption of this revised standard did not have a significant impact on our financial statements.

We also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. Our Company, as permitted by Handbook Section 3870, elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of our Company's common shares at the date of grant over the amount an employee must pay to acquire the

common shares. Had compensation cost for our Company's stock-based employee compensation plans been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma net loss would have amounted to $28.3 million and pro forma basic and diluted net loss per common share would have amounted to $0.28 for the three months ended March 31, 2002.

Subsequent events

Business realignment plan and cost reduction program
In April 2002, we announced our plan to focus on key growth areas, drive recurring revenue growth and streamline our service offerings and operating costs. The plan included the identification of non-core services, which we plan to exit and an overall reduction of personnel.

As a result of this plan, we will incur a restructuring charge during the three-month period ended June 30, 2002. We are currently evaluating the financial impact of this plan.

Acquisition of Admar
In April 2002, we acquired the outstanding common shares of Admar Group Inc. (Admar), a wholly owned subsidiary of the Principal Financial Group Inc. for $3.0 million USD. The acquisition was for Admar's preferred provider organization network services and utilization management services. Pursuant to the Stock Purchase Agreement, $1.25 million USD was paid at closing and the balance will be paid on December 31, 2002 subject to certain conditions.

Acquisition of e-route
In April 2002, we acquired the outstanding common shares of e-route inc. for $26.4 million; $6.9 million in cash and $19.5 million in assumed liabilities owed to us. e-route inc. was owned by six of Canada's leading financial institutions and is involved in the creation of bill presentment services for their on-line banking customers.

Forward-looking statements

This Management's discussion and analysis contains certain forward-looking statements with respect to our company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. These risks and uncertainties are identified in our MD&A in our 2001 annual report and in our Annual Information Form dated May 2001, filed with Canadian securities commissions. All of the risks and uncertainties included in these documents are included here by reference. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Emergis Inc. (the "**Company**"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montreal, Québec, H3B 4T3.

Item 2 - Date of Material Change

The material change in the Company's affairs occurred on or about April 5, 2002.

Item 3 - Press Release

A press release announcing the material change was issued on April 5, 2002 in Montreal, Québec.

Item 4 - Summary of Material Change

On April 5, 2002, the Company announced, following its March 21st revenue shortfall announcement, its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs.

Item 5 - Full Description of Material Change

On April 5, 2002, the Company announced, following its March 21st revenue shortfall announcement, its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. The Company stated that it will concentrate its focus on the major growth opportunities where there already exists a solid foundation and track record and will actively seek to increase penetration in three growth areas: bill presentment services, payment solutions and claims processing.

The Company also stated that while its three business units (eHealth, U.S. and Canada) will work with their existing customers to generate recurring revenue, the Company, through a business development group, will actively seek to sign agreements with new major customers as a means of adding to its strong customer foundation. While any new agreements are expected to contribute to non-recurring revenue, the Company's reliance on the non-recurring revenue will be significantly reduced.

The Company also stated that concurrent with its focus on key areas of growth, the Company has developed a plan to streamline its service offerings and reduce its operating cost structure. An in-depth review of the Company's product suite has identified services that are considered non-core. These services, which the Company plans to exit, represent 40% of its total number of services, but only 5% (approximately $30-$35 million) of its annual revenue in 2001. The Plan also includes an overall reduction in personnel of approximately 550 people, or 20%. While the reduction of people will touch all areas of the organization, it will result in a more efficient allocation of resources to the key growth opportunities. As a result of this cost reduction plan and possible asset impairments, the Company will take a one-time restructuring charge in the second quarter.

Item 6 - Reliance/Confidentiality

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Monique Mercier
Executive Vice President Law and Corporate Secretary
(514) 868-2351

Item 9

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 15th day of April, 2002.

BCE EMERGIS INC.

By: *(signed) Monique Mercier*
Monique Mercier
Executive Vice President
Law and Corporate Secretary

Press Releases 2002

BCE Emergis Appoints President of Canadian Business Unit

Montreal, May 1, 2002 - BCE Emergis Inc. (TSX: IFM) announced today the appointment of René Poirier as new President of BCE Emergis - Canada. A senior executive within BCE Emergis since its inception in 1998, René Poirier brings a broad scope of experience and knowledge to the position, including a proven track record in strategic planning and implementation, acquisition integration and deep expertise in technology.

René Poirier moves into this function from the Chief Technology Officer position he previously held within BCE Emergis. "René Poirier was a driving force behind the growth of BCE Emergis over the last 4 years, having worked closely on our network-centric services offering with Bell and the development of the e-route initiative with the banks. He understands how technology can best be leveraged to bolster a company's business growth strategies and has an intimate knowledge of many of our business customers' technology and ROI requirements. These strengths coupled with his strong leadership, will be key to the sustained growth of the Canadian business unit," highlighted Christian Trudeau, president and COO of BCE Emergis Inc.

In addition to his technology oversight at BCE Emergis, René Poirier took on for a short period the marketing and product management functions, which encompassed product R&D and new product development. His direction paved the way for several product launches and Emergis' present integrated solutions portfolio. Mr. Poirier's experience includes a 2-year tenure with Bell Canada as a strategic eCommerce consultant, advising on strategic initiatives for the development of the ebusiness unit; and some ten years of work on major projects relative to systems enhancement of financial trading exchanges with The Montreal Exchange and the Caisse Nationale de Crédit Agricole in Paris.

The position of Chief Technology Officer will be taken over by Ido Gileadi, currently Senior Vice-President of Strategy and Planning at BCE Emergis. Ido has over 18 years experience in technology and business including development, implementation and operation in the manufacturing and health industries. He has held various senior management positions including strategic planning, marketing, product development, consulting, and operations. Prior to joining Emergis, Ido spent six years with Deloitte Consulting in various management roles.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the

S&P/TSX Composite index.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more Information

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Room

Thursday, June 6th, 2002

Press Releases 2002

Michael Sabia Appointed Chairman of BCE Emergis

Montreal, May 3, 2002 - BCE Emergis Inc. today announced that further to the resignation of Jean C. Monty as Chairman and Director of the Company, Michael Sabia, President and Chief Executive Officer of BCE Inc., will take on the role of Chairman of the Board of BCE Emergis.

In addition, Jean C. Monty will not be standing for re-election as a Director of BCE Emergis at its annual meeting of shareholders on May 7, 2002. A vote for the slate of nominees listed in the Management Proxy Circular and Proxy form mailed to shareholders in early April will be taken as a vote in support of the remaining candidates who will be standing for election. The nominees are as follows: William D. Anderson, Pierre Ducros, W. Brian Edwards, Daniel Johnson, Robert Kearney, John H. McArthur, Michael Sabia and C. Wesley Scott.

BCE Emergis is 65% held by BCE Inc.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

For more Information

Sylvia Morin	**John Gutpell**
Vice President, Corporate Communications	Director, Investor Relations
(514) 868-2358	(514) 868-2232
Email: sylvia.morin@emergis.com	Email: john.gutpell@emergis.com

BCE Emergis

News Room

Thursday, June 6th, 2002

Press Releases 2002

Media Advisory
BCE Emergis Annual and Special Shareholders' Meeting

May 3, 2002 - Members of the media are invited to attend BCE Emergis' Annual Meeting of Shareholders on May 7, 2002. Following the meeting, at approximately 11:00 a.m., W. Brian Edwards, Vice Chairman and CEO, and Christian Trudeau, President and Chief Operating Officer, will host a briefing to answer questions from the media.

The annual shareholders' meeting begins at 10:00 a.m. EDT, Tuesday, May 7, at:

Mount Royal Centre
Salons Mont-Royal I & II
2200 Mansfield Street
Montreal, Qc

Those media unable to attend in person may view a webcast of the Annual Shareholders Meeting that will be available on the BCE Emergis web site at www.emergis.com and join the media briefing by conference call at (416) 695-5806 (Toronto) or 1-800 273-9672 (outside Toronto)

For more Information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

Press Releases 2002

Pierre Blouin Appointed Chief Executive Officer of BCE Emergis

Montreal, Québec, May 14, 2002 - Michael J. Sabia, Chairman of the Board of BCE Emergis (TSX: IFM), today announced the appointment of Pierre Blouin as Chief Executive Officer and a director of the company. Mr. Blouin replaces Brian Edwards who has decided to step down from the company.

Mr. Blouin has been with BCE for 18 years and is currently Executive Vice-President at BCE and CEO of Bell Mobility. He has led Bell Mobility through a period of exceptional growth and technological advancement, creating what is widely considered the most innovative wireless operation in North America.

"Pierre brings strong business acumen and first-hand experience with emerging technologies into his new position at BCE Emergis," said Mr. Sabia. "His success at Bell Mobility in driving both innovation and operational excellence positions him ideally to lead Emergis into the future. Working closely with Christian Trudeau, BCE Emergis' President and Chief Operating Officer, and other members of the senior management team, Pierre's mandate will be threefold: to strengthen operational performance, to deliver sustained profitability and to find new opportunities for growth. Pierre and Christian are the right combination to launch Emergis to the next level in its development."

Brian Edwards was a founder of MPACT Immedia, Emergis' predecessor company, and has led BCE Emergis since its creation in 1998. Mr. Edwards has guided the organization through a period of significant growth and established Emergis as a leader in the financial and health sectors.

"As the founding CEO of BCE Emergis", said Mr. Edwards, "I have accomplished all of the goals I had set out to achieve, and then some, and I am convinced the company is ready for a new leader who will make Emergis even more successful. The last three and a half years with BCE Emergis have been particularly rewarding and I am very proud to have worked with such a great team, both at Emergis and at BCE."

"Brian has been instrumental in making BCE Emergis the leading e-commerce company in Canada," said Mr. Sabia. "A true entrepreneur, Brian has taken the company from being a start-up to having revenues of more than half a billion dollars. On behalf of the Board of Directors, I want to thank Brian for his tremendous contribution over the years and wish him all the very best for the future."

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated

services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

For more Information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
514-868-2232
Email: john.gutpell@emergis.com